

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
Mr. José Antonio Guaraldi Félix
Chief Executive Officer
Net Serviços de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

      Re: **Net Serviços de Comunicação S.A.**
           Form 20-F for Fiscal Year Ended December 31, 2010
           Filed June 30, 2011
           File No. 0-28860

Dear Mr. Félix:

      We have reviewed your letter dated September 30, 2011 in response to our letter dated August 19, 2011 and have the following comment. Please comply with the following comment in future filings; confirm in writing that you will do so, and explain to us how you intend to comply.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Note 20. Commitments and Provisions, page F-55

1.   Please separately disclose the amount of unused provisions reversed during the period. We note that you currently disclose a single line item for payments and reversals. Refer to paragraph 84(d) of IAS 37.

Please file all correspondence over EDGAR. You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director